SCHEDULE 13D

Under the Securities Exchange Act of 1934

Liberty Mint, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

530724 50 9

(CUSIP Number)

Mr. John T. Hendrick

Chief Financial Officer

Liberty Mint, Ltd.

4370 La Jolla Village Drive

Suite 685

San Diego, CA 92122

(858) 546-2460, extension 208

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John F. Steel, IV
2.	Check the Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place Of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,249,291 8. Shared Voting Power 0 9. Sole Dispositive Power 2,249,291 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,249,291
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 15.00%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Liberty Mint, Ltd. (the “Issuer”). The address of the principal executive office of the Issuer is 4370 La Jolla Village Drive, Suite 685, San Diego, CA 92122.

Item 2.	Identity and Background

The person filing this statement provides the following:

(a) John F. Steel, IV (the “Filer”).

(b) The business address of the Filer is 6370 Nancy Ridge Drive, #112, San Diego, CA 92121.

(c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Filer is Chairman and Chief Executive Officer of MicroIslet Inc. The business address of the Filer is provided in Item 2(b) above.

(d) During the last five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Filer received the shares of Issuer in exchange for shares of Akesis Pharmaceuticals, Inc. (a privately held corporation) common stock held by the Filer in connection with the merger of Ann Arbor Acquisition Corporation, a wholly-owned subsidiary of Issuer, with and into Akesis Pharmaceuticals, Inc. on December 9, 2004. Akesis Pharmaceuticals is the surviving corporation and wholly-owned subsidiary of Issuer. Stockholders of Akesis Pharmaceuticals, including the Filer, received their pro rata share of approximately 10,500,000 shares of Issuer common stock. On December 9, 2004, the effective date of the merger, the closing price of Issuer common stock was $5.75 per share. Following the closing of the merger, such 10,500,000 shares represented approximately 70% of the approximately 15,000,000 post-closing outstanding shares of common stock of Issuer. Following the closing of the merger, the shareholders of Liberty Mint prior to the merger held approximately 4,500,000 shares representing approximately 30% of such post-closing outstanding shares.

Item 4.	Purpose of Transaction

The Filer received the shares of Issuer in exchange for shares of Akesis Pharmaceuticals, Inc. (a privately held corporation) common stock held by the Filer in connection with the merger of Ann Arbor Acquisition Corporation, a wholly-owned subsidiary of Issuer, with and into Akesis Pharmaceuticals, Inc. on December 9, 2004. Akesis Pharmaceuticals is the surviving corporation and wholly-owned subsidiary of Issuer. Stockholders of Akesis Pharmaceuticals, including the Filer, received their pro rata share of approximately 10,500,000 shares of Issuer common stock. On December 9, 2004, the effective date of the merger, the closing price of Issuer common stock was $5.75 per share. Following the closing of the merger, such 10,500,000 shares represented approximately 70% of the approximately 15,000,000 post-closing outstanding shares of common stock of Issuer. Following the closing of the Merger, the shareholders of Issuer prior to the merger held approximately 4,500,000 shares representing approximately 30% of such post-closing outstanding shares. In connection with the merger, the James B. Anderson, the sole officer and director of Issuer, resigned and the Filer, Kevin J. Kinsella, and Edward B. Wilson were appointed to the board of directors of Issuer. Thereafter on December 13, 2004, Edward B. Wilson was appointed as President and Chief Executive Officer of Issuer and John T. Hendrick was appointed as Chief Financial Officer of Issuer. Issuer contemplates continuing the business of Akesis Pharmaceuticals and re-incorporating in Delaware. Other than as set forth herein, the Filer individually has no present plans or proposals that would result in any extraordinary transaction involving the Issuer of the nature described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Filer beneficially owns 2,249,291 shares of Issuer’s Common Stock, or approximately 15.00% of the issued and outstanding shares of Issuer’s Common Stock.

(b) The Filer has sole power to vote and dispose of 2,249,291 shares of the Issuer’s Common Stock.

(c) Inapplicable

(d) No person other than the Filer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Filer’s shares.

(e) Inapplicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Inapplicable.

Item 7.	Material to Be Filed as Exhibits

Agreement and Plan of Merger and Reorganization dated as of September 27, 2004 by and among Issuer, Ann Arbor Acquisition Corporation, and Akesis Pharmaceuticals, Inc.*

*	Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Issuer with the Securities and Exchange Commission on September 28, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2004

By:	/s/ John F. Steel, IV
John F. Steel, IV